Via Facsimile and U.S. Mail
Mail Stop 6010


							June 20, 2005


Robert L. Bratzler
President and Chief Executive Officer
Coley Pharmaceutical Group, Inc.
93 Worcester Street, Suite 101
Wellesley, MA 02481

Re:	Coley Pharmaceutical Group, Inc.
	Amendment #1 to Registration Statement on Form S-1
	Filed June 2, 2005
      File Number 333-124176

Dear Mr. Bratzler:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1
1. We note your response to comment 8 and reissue the comment. Please revise to limit the summary discussion of your product candidates to an identification of the target indication, the stage of clinical trials and the identification of the collaborative partners. Move the discussion of the results of clinical trials to the Business section. Additionally, the discussion in the Business section should include qualifying language explaining that later stage clinical trials might not support the finding presented.

Risk Factors

Because we have limited manufacturing experience, we depend on third-party ..., page 15
2. We note your response to comment 17. We understand from your analysis, there are at least two manufacturers who can provide you with the Actilon compound and that production of the compound is not complex. Additionally, there are others who can provide you with this compound and these third-party manufacturers can supply you with your preclinical and clinical needs with minimum disruption. However, we note your statement in the risk factor, "there are very few third-party manufacturers that have sufficient production capacity to manufacture all of our TLR Therapeutic product candidates either for our clinical trials or on a commercial scale." Please revise to eliminate the inconsistency.

If the combination of patents, trade secrets and contractual provisions ..., page 17
3. We note your response to comment 21 and reissue the comment.
Please revise the discussion to identify your product candidates that would be affected if Dynavax`s actions are successful.

Use of Proceeds, page 27
4. We note your response to comment 27 and reissue the comment.
Your
"Use of Proceeds" should provide estimates of the amounts expected to be spent on each product candidate and the stage of development you expect to achieve with these proceeds.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations, page 39

Quarters Ended March 31, 2005 and 2004, page 39

Research and Development Expenses, page 39
5. Refer to your response to comment 30. Your disclosure appears to indicate that you now track certain of these expenditures at a project level, refer to the second paragraph under the table "Research and Development Expenses" where you discuss certain clinical expenses on a project basis. Please disclose the expenditures by major research and development project for the periods in which you actually tracked these expenses at that level.
 Liquidity and Capital Resources, page 44

6. We note your response to comment 31 and reissue the comment in part. Please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons. This information was not asked for supplementally but rather as disclosure in your prospectus. Please revise accordingly, we may have further comments.

Business

Other Commercial Collaborations, page 72
7. We note your response to comment 31. Please provide us with your analysis supporting your determination that the agreement is not material. Additionally, as the agreement was previously filed in a redacted format with a confidential treatment request, you cannot simply delete it from your list of exhibits. We may issue comments on your confidential treatment request for this agreement and may require you to refile the agreement restoring some of the redacted information.
8. We note your responses to comments 38, 39 and 40 related to the duration of agreements. For agreements that expire on the expiration of the latest to expire patent, please disclose when the latest to expire patent is scheduled to expire.

9. We note your response to comment 40 and reissue the comment. Please disclose the total aggregate amount you may be entitled to receive under the terms of your license agreement with Qiagen (now Merial Limited). While we are willing to grant confidential treatment for the amounts of individual payments, the aggregate amounts must be disclosed in your registration statement. Please revise your Form S-1 to include all aggregate payments pursuant to your agreements for which you have requested confidential treatment.
We may have further comments.

Intellectual Property, page 75
10. We note your response to comment 45. You have disclosed that you have nine other patents relating to other potential TLR
Therapeutics.
Please revise to identify any product candidate that they relate to or state that you do not currently have any product candidates that rely on these patents.

Principal Stockholders, page 95
11. We note your response to comment 53 and reissue the comment in part. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by the entities affiliated with DWS Investment GmbH. Additionally, it is not clear whether Karsten Henco is a natural person or an entity, if an entity, please provide similar disclosure.

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Deferred Royalty Fees, page F-11
12. We note your response to our comment number 61. It appears that you assert that the deferral of the royalty payments is appropriate because you are required to defer the revenue and recognize this revenue over the term of the agreement. Please clarify if our understanding of this treatment is correct. Also tell us for which agreements you are deferring revenue and royalties and explain better to us how the revenue recognized specifically relates to the deferred royalty payments. Additionally, we are unsure of the applicability of SAB Topic 13.A.3.f. Question 5 relates to a specific transaction, and not a broad application of the literature. Also note that all other literature cited in your response is very specific to those transactions and analogy to that literature does not appear justified. Please provide additional support for your accounting treatment.

8.  Redeemable Convertible Preferred Stock, page F-19

Financing History, page F-19
13. Refer to your response to comment 63. Please note that we may have additional comments related to the valuations used and discussed in the response when the price range for the offering becomes known.

Conversion Rights, page F-22
14. Refer to your response to comment 67. Please provide to us your analysis of the impact that Issue 7 of EITF 00-27 had on the adjustments to the conversion prices of these preferred shares. Include a detailed explanation of any calculations and assumptions used in this determination.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabitha Akins at (202) 551-3658 or Jim
Atkinson
at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Megan Gates
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	One Financial Center
	Boston, MA 02111




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Robert L. Bratzler
Coley Pharmaceutical Group, Inc.
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